UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 5 April 2013 (NZ) / 4 April 2013 (U.S.)

Telecom Corporation of New Zealand Limited (“Telecom”)

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(Translation of registrant’s name into English)

New Zealand

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(Jurisdiction of incorporation or organization) Level 2 Telecom Place 167 Victoria Street West Auckland 1010 New Zealand

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [	] Yes [x]
No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): n/a

This report on Form 6-K contains the following:

1. Telecom’s ADR cancellation fees waived until 5 July 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 5	April	2013	(NZ) /	By:	/s/ Laura Byrne
4	April	2013	(U.S.)
				Name:	Laura Byrne
				Title:	Company Secretary

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

5 April 2013 Dear ADR holder

Telecom New Zealand’s (NZTCY) ADR cancellation fees waived until 5 July 2013 to assist with Telecom’s deregistration process

INTRODUCTION

Telecom Corporation of New Zealand Limited (Telecom) has today announced that The Bank of New York Mellon (BNYM) will waive the cancellation fees for the holders of Telecom’s American Depositary Receipts (ADRs) for a three month period until 5 July 2013. This will enable ADR holders to cancel their ADRs at no cost and in turn receive ordinary shares in Telecom.

This initiative is aimed at reducing the size of Telecom’s ADR programme and consequently the volume of ADRs traded in the United States down to a level which would allow Telecom to deregister from the Securities Exchange Commission (SEC) and terminate its reporting obligations under the US Securities Exchange Act of 1934. Telecom does not currently meet the criteria for deregistration, however, it remains committed to permanently deregistering.

Telecom is undertaking a simplification and cost reduction exercise, to ensure it remains competitive in the market place. Deregistration is consistent with this objective as it will reduce Telecom’s administration and compliance costs, and will also simplify Telecom’s financial reporting. This initiative follows Telecom’s delisting from the NYSE in July 2012 and the suspension of the issuance of new ADRs in September 2012.

CANCELLATION FEES

As a mechanism to assist with reducing the trading volumes of ADRs to the required level to allow for deregistration, it has been agreed that the cancellation fees associated with exiting the ADR programme, being US$0.05 cents per ADR, will be waived for a three month period until 5 July 2013. Telecom and BNYM may choose to extend this period.

DIVIDEND FEES

In accordance with the terms of the depositary agreement between Telecom, BNYM and ADR holders, the dividend fee assessed for each dividend payment will be US$0.02 cents per ADR, commencing with the dividend payable in April 2013. This will help to ensure that the ADR programme covers its costs.

TERMINATION

Telecom may consider termination of the ADR programme if it is unable to reduce trading volumes down to the level to allow for deregistration. In the event of termination, you will have the option to cancel your ADRs and receive ordinary shares, or your underlying ordinary shares will be sold and the cash proceeds refunded to you.

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

QUESTIONS

If you have any questions, or would like further information, please contact Telecom Investor Relations investor-info@telecom.co.nz or phone (US) 1800 208 2130.

Yours sincerely

Laura Byrne Company Secretary

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand